

November 30, 2010

James J. Fahrner
Chief Financial Officer
Titan Energy Worldwide, Inc.
10315 Grand River Avenue
Brighton, MI 48116

      Re: Titan Energy Worldwide, Inc.
               Form 10-K for year ended December 31, 2009
                  Filed April 15, 2010
               Form 10-Q for the quarter ended September 30, 2010
               File No. 0-26139

Dear Mr. Fahrner:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1. Description of Business, page 3

Overview, page 3

1. We note your presentation of EBITDA excluding non-cash share-based compensation and payments here and on page 25. Given that EBITDA excluding non-cash share-based compensation and payments is a non-GAAP measure, please revise future filings to provide all of the disclosures required by Item 10(e) of Regulation S-K. Please provide us with your proposed revised disclosures.

Results of Operations, page 23

Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

2. We note that throughout your MD&A, you have cited various factors to explain the reasons for changes in results of operations from year to year. To the extent practicable, please revise future filings to quantify any factors you cite in explaining your results of operations. Refer to Item 303(A)(3) of Regulation S-K.

Liquidity and Capital Resources, page 24

3. Please ensure that the material terms of your financing and related transactions are clear from your disclosure in future filings. For example, it is unclear from your disclosure on page F-16 why you needed to reprice only warrants held by brokers, who comprised the group you mention, why you needed to retain those brokers and what was the nature of the "certain" transactions you needed to complete. Please tell us and revise future filings.

Item 8. Financial Statements, page 27

Consolidated Statements of Operations, page F-3

4. We note that you are presenting a separate caption on the face of your statements of operations for "share based compensation and payments." Please revise future filings to remove this line item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements. As indicated in SAB Topic 14-F, you may present the related share-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

Consolidated Statement of Cash Flows, page F-6

5. We note that in providing your reconciliation of net loss to net cash used in operating activities you have deducted your "Loss from discontinued operations" and "Loss from settlement of litigation." Your current presentation may be confusing to investors as the reconciling items "Loss from discontinued operations" and "Loss from settlement of litigation" are not included in the overall reconciliation of your net loss to your net cash used in operating activities. Please revise your future filings to remove these items or tell us why they are necessary to the reconciliation. Refer to paragraph 230-10-45-28 through 32 of the FASB Accounting Standards Codification.

Note 1 – Background and Summary of Significant Accounting Policies, page F-7

Going Concern, page F-8

6. We note your reference in your Form 10-K and September 30, 2010 Form 10-Q to accumulated deficit excluding certain transactions. While disclosure of material items impacting your

accumulated deficit may be meaningful, your current disclosure results in the presentation of a non-GAAP financial measure. Please revise future filings to remove the non-GAAP financial measure related to accumulated deficit from your financial statements. If you continue to present the measure in your MD&A or other section of your filing, provide all of the disclosures required by Item 10(e) of Regulation S-K.

Revenue Recognition, page F-9

7. We noted that you present deferred revenue and customer advance payments within your consolidated balance sheet. Please explain to us the significant terms of your sales arrangements, including any terms that result in the deferral of revenue. Revise future filings as necessary.

Loss per Share, page F-10

8. Please revise future filings to quantify all securities that could potentially dilute EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive in accordance with paragraph 260-10-50-1c of the FASB Accounting Standards Codification.

Segment Reporting, page F-11

9. We note the discussion of the four strategic business areas in which you operate on pages 7 through 11. Those discussions appear to indicate that each of the strategic business areas you serve may represent individual operating segments. In light of the statements that you operate in one business segment, please address the following:

- Tell us how you evaluated each of the strategic business areas you serve to determine whether they met the criteria for an operating segment outlined in paragraph of 280-10-50-1 through 9 of the FASB Accounting Standards Codification.
- To the extent that you aggregated operating segments, please explain to us how they met the aggregation criteria outlined in paragraph 280-10-50-11 of the FASB Accounting Standards Codification. Please describe the similar economic characteristics that they each exhibited and address how they met each of the additional five criteria outlined in that paragraph.

10. Notwithstanding the comment above, please provide any applicable entity wide disclosures required by paragraphs 280-10-50-40 through 42 of the FASB Accounting Standards Codification.

Note 2 – Discontinued Operations, page F-11

11. We note that you have not presented the assets and liabilities of TEDI, your discontinued operation, separately from the assets and liabilities of your continuing operations. Please explain to us how your current presentation complies with paragraph 205-20-45-10 of the FASB Accounting Standards Codification.

12. As a related matter, please reconcile the net loss from the operations of TEDI as disclosed in this footnote to the amounts disclosed on the face of your income statement.

Note 4 – Notes Payable, page F-13

13. We note that holders of your convertible notes that are due in November and December of 2011 have the option of converting their notes into common stock based on the principal balance plus accrued interest multiplied by 4. Please explain to us how this provision impacts your classification of these notes and conversion feature. Within your analysis clearly explain to us how you determined that the carrying value of $100,000 was appropriate for these notes. Please cite any authoritative literature upon which you are relying.

14. As a related matter, we note that the convertible notes due between June and August 2010 allow the holder the option to convert the notes into common stock based on the fair value of the common stock and if they elect this option they will receive an additional 10 warrants. Please explain to us how you evaluated this feature under section 815-40 of the FASB Accounting Standards Codification.

Note 5 – Accrued Liabilities, page F-14

15. Please explain to us the amounts that comprise the "accrued other" caption.

Note 6 – Income Taxes, page F-14

16. Please revise future filings to provide the income tax disclosures required by paragraph 740-10-50-1 of the FASB Accounting Standards Codification. Please provide us with your proposed revised disclosures.

Note 10 – Stock Options, page F-15

17. Please revise future filings to disclose your methodology for determining the expected volatility of your stock options. Refer to paragraph 718-10-50-2(f)(2) of the FASB Accounting Standards Codification.

Note 12 – Common Stock Warrants, page F-16

18. We note that you repriced certain warrants during the third quarter. Please explain to us how you accounted for this modification.

Note 14 – Fair Value, page F-17

19. Please revise future filings to provide disclosures relating to the fair value of your long term debt. Refer to paragraphs 820-10-50-1 and 2 of the FASB Accounting Standards Codification.

Item 9A(T): Controls and Procedures, page 28

20. We note your disclosure that your disclosure controls and procedures "are designed to ensure that information required to be disclosed … is recorded, processed, summarized and reported within

the time periods specified in the SEC's rules and forms." Please revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

21. As a related matter we note your disclosure that "…even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 11. Executive Compensation, page 30

22. It appears from the table on page 30 that you awarded options in 2009 to named executive officers. Please tell us why you did include the table required by Regulation S-K Item 402(r). Also, with a view toward amended disclosure and disclosure in future filings, tell us what the amounts in the options awards columns represent. See Item 402(n)(2)(vi) of Regulation S-K.

23. In future applicable filings, please include the disclosure required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

24. You indicate on page 31 that you do not have an employment agreement with James Fahrner. Please reconcile this with your exhibit index.

Item 12. Security Ownership . . ., page 32

25. It appears from your disclosure that the amount of your common stock beneficially owned by Carl Rountree and Eckhart Grohmann has increased to more than 10% since you filed your annual report on Form 10-K for the fiscal-year ended December 31, 2009. Please ask those stockholders to tell us when they intend to file the statements required by Section 16 of the Exchange Act. Also ask them to tell us about any transactions that occurred since they beneficially owned more than 10% of your securities.

Exhibit Index

26. We note the vague reference to exhibits that were "previously filed." In future filings, if you elect to incorporate exhibits by reference, please disclose specific location of the document with which that exhibit was filed.

27. Please tell us where the agreements governing your credit facility, including the amendment mentioned on page 17 of the Form 10-Q for the period ended March 31, 2010, have been filed as exhibits.

28. Please tell us why Exhibit 23.1 refers to a registration statement filed by another entity. Also tell us whether that registration statement has been used to issue securities of that entity since your name became "Titan Energy Worldwide." Include in your response the date of each transaction and the number of shares involved.

29. As a related matter, we note your disclosure on page F-15 that you issued stock options to a note holder in settlement of an outstanding note. We also note your disclosure on page 6 of your Form 10-Q for the period ended March 31, 2010 that the purchase price for an acquisition was a stock option you issued. Please tell us whether the offers, sales or exercise of those options were registered on Form S-8. If so, provide us your analysis of how such use is consistent with General Instruction A.1(a) of that form.

Exhibit 31.1 and Exhibit 31.2

30. We note your certifications are not in the exact form specified by Item 601(b)(31) of Regulation S-K. Specifically, we note throughout the certifications that you refer to "the company" and "the small business issuer" instead of "the registrant." Please revise future filings to conform to the exact language set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended September 30, 2010

Note 1 - Background and Summary of Significant Accounting Policies, page 7

Going Concern, page 8

31. We note your reference to adjusted net loss. While disclosure of material items impacting your net loss may be meaningful, your current disclosure results in the presentation of a non-GAAP financial measure. Please revise future filings to remove the non-GAAP financial measure related to adjusted net loss from your financial statements.

Note 3 – Notes Payable, page 12

32. We note that the convertible notes due in May and September, 2011, are convertible at maturity based on the current share price or if the Company has an equity raise in excess of $5,000,000 the notes can be converted in the offering. Please explain to us how this provision impacts your classification of these notes and conversion feature. Please cite any authoritative literature upon which you are relying.

Note 12 – Subsequent Event – Acquisition, page 18

33. We note that you have not assigned a value to the contingent payments in the Stanza Systems, Inc. acquisition. Please tell us, with a view towards disclosure, how you determined that no value was

attributable to the contingent payments in accordance with Topic 805 of the FASB Accounting Standards Codification.

Item 2. Management's Discussion and Analysis and Results of Operations, page 19

Use of Non-GAAP Financial Measures, page 24

34. We note your reconciliation of GAAP net loss to non-GAAP net loss of $1,062,932 for the nine months ended September 30, 2010. Please reconcile your non-GAAP net loss in this table of $1,062,932 to the disclosures in the first paragraph under Liquidity and Capital Resources which states an adjusted net loss of $965,121.

Part II

Item 2. Unregistered Sales . . ., page 27

35. We note that your disclosure here and in your other Form 10-Qs filed this fiscal year does not include the information required by Item 701 of Regulation S-K regarding the ongoing convertible debt offering mentioned on page 8 of your disclosure. We also note that you have not filed any Form 8-Ks related to that offering. See Item 3.02 to Form 8-K. Please provide us your analysis as to whether you are required to provide such disclosure and, if so, how and when you intend to provide it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney at (202) 551-3286 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief